August 6, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Re:	Rockies Region 2007 Limited Partnership
Registration Statement on Form 10
Filed April 29, 2008
File No. 0-53201

Dear Mr. Schwall,

This letter is our response to the comment letter received from the staff of the Securities and Exchange Commission, Dated May 27, 2008, in reference to filing by Rockies Region 2007 Limited Partnership or the partnership.

This transmittal letter keys our response to your letter and particular places in the amendment reflecting the revisions.  For the convenience of the staff, each of the comments from the May 27, 2008, comment letter is restated in italics prior to the response.

General

1.
Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

Response:  We note your comment and understand that our registration under Section 12(g) of the Exchange Act became effective automatically on June 26, 2008.  In this regard, we further understand that upon effectiveness we become subject to the reporting requirements under the Exchange Act.

2.	When comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:  We note your comment and have amended our filing to make parallel changes to all affected disclosure.

3.	In your next amendment, please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:  We note your comment and have amended our filing to update our financial information through March 31, 2008, to comply with Rule 3-12 of Regulation S-X.

4.	Please update your disclosure throughout to the most recent practicable date with each amendment. For example, update the status of your respective drilling operations.

Response: We note your comment and have amended our filing to update our disclosure through July 23, 2008.

Annual Report of Form 10-K for the fiscal year ended December 31, 2007

Business, page 1

5.
Consistent with the requirements of Item 101(a)(2) of Regulation S-K, please update your disclosure and discuss in reasonably sufficient detail your plan of operations for the remainder of the fiscal year.

Response:  We note your comment and have amended our filing to update the disclosure to discuss in detail our plans for operations for the remainder of 2008, as noted below:

“During the remainder of 2008, the Partnership’s business plan calls for the completion of all drilling activity and connection to gas pipelines for all successful wells.   Also throughout this period, the Partnership plans to produce and sell the oil and gas from the Partnership’s existing producing wells plus any new wells which are completed and connected to a pipeline, and to make distributions to the partners as outlined in the Partnership’s cash distribution policy.”

Gas and Oil Pricing, page 7

6.
We refer you to disclosure on page F-9 of the notes to the financial statements.  Rather than stating that Petroleum Development Corporation sells crude oil “primarily to Teppco Crude Oil, L.P.” consistent with the requirements of Item 101(c)(vii) of Regulation S-K, identify your major customers and your level of dependence on sales to such customers..

Response:  We note your comment and have amended our filing to update the disclosure to indicate that 100% of our oil is sold to one customer and therefore our level of dependence on sales to such customer.  The first sentence has been changed as follows:

“Currently, PDC sells 100% of the crude oil from the Partnership’s wells to Teppco Crude Oil, L.P.”

Risk Factors, page 9

7.
Please tailor your risk factor disclosure so that you disclose risks that are particularly relevant to your business and operations.  For example, in the first risk factor at page 9, given Petroleum Development Corporation’s plan to recomplete the wells producing from the Codell formation in the Wattenberg Field, discuss the risks associated with unsuccessful recompletions.  Similarly, in the risk factor “Delay in partnership gas or oil production…” at page 11, clarify, if true, that the risk related to the drilling of wells in areas remote from marketing facilities is applicable to you because you have drilled Partnership wells in remote areas.

Response:  We note your comment.  We believe that in each risk factor we have disclosed the specific risk that is of particular relevance to the investors.  In this regard, for example, in most of the risk factors, where relevant, we state that the consequence of the itemized risk coming to fruition is that there is a substantial likelihood that the cash distributions to the investors will be decreased.

In response to the staff’s reference to the specific risk at page 9 which might result from the unsuccessful recompletions of the Codell formation in our Wattenburg field, please note our risk factor entitled “The Partnership may retain Partnership revenues or borrow funds if needed for Partnership operations to fully develop the Partnership’s wells”  wherein we state:

“Future development of the Partnership’s wells may prove commercially unsuccessful and the further-developed Partnership wells may not generate sufficient funds from production to increase distributions to the investors to cover revenue retained or to repay financial obligations of the Partnership for borrowed funds plus interest.  If future development of the Partnership’s wells is not commercially successful, whether using funds retained from production proceeds or borrowed funds, these operations could result in a reduction of cash distributions to the Investor Partners of the Partnership.”

That, in our view,  sets forth the specific risks that face each of the investors from unsuccessful development of the Partnership’s wells.

In response to the staff’s reference to the specific risk at page 11, please note that, on page 11, we stated in the first sentence of risk factor “Delay in partnership gas or oil production could reduce the partnership’s profitability and a reduction in cash distributions to the investor partners” that drilling in remote areas could delay production and thereby result in a reduction in cash distributions to the investors.  We have updated the filing by removing this sentence.  The reason for our determination to delete the sentence is that all the 100 wells that we drilled were developmental wells. And each was (and is) in the vicinity of already-constructed gathering facilities and convenient pipelines that are capable of transporting the Partnership’s production without delay.

Risks Pertaining to Gas and Oil Investments, page 9

The oil and gas business is speculative…, page 9

8.	Remove language that mitigates the risk you are disclosing. In this regard, please revise to eliminate the first portion of the first sentence commencing with “[a]lthough”.

Response: We note your comment and have amended our filing by removing the following portion of the first sentence:

“Although the drilling and completion operations undertaken by the Partnership for the development of oil and gas reserves have been completed”.

Through their involvement in Partnership and other non-partnership activities…,

9.	Please expand this risk factor to identify all material conflicts of interest of your managing general partner or its affiliates with respect to the Partnership.

Response: We note your comment and have amended our filing by adding the following disclosure, which references the various conflicts of interest involved:

The following is an itemization of the material conflicts of interest of PDC as managing general partner of the Partnership and of PDC’s affiliates:

•
PDC might sponsor additional drilling programs in the future that could conflict with the interests of the Partnership.  PDC and affiliates have the right to organize and manage oil and gas drilling programs in the future similar to the Partnership and to conduct production operations now and in the future on its own behalf or for other investors.  This situation could lead to a conflict between the position of PDC as Managing General Partner of the Partnership and the position of PDC or its affiliates as managing general partner or sponsor of additional programs.

•
PDC has a fiduciary duty as managing general partner to the Partnership.  PDC acts as managing general partner currently for 33 limited partnerships, including this Partnership, and is accountable to all of the partnerships as a fiduciary.  PDC therefore has a duty to exercise good faith and deal fairly with the investors of each partnership.  PDC’s actions taken on behalf of one or more of these partnerships could be disadvantageous to the Partnership and could fall short of the full exercise of its fiduciary duty to the Partnership.

•
There are and will continue to be transactions between PDC, its affiliates and the Partnership.  PDC, as operator of the Partnership, has provided and will continue to provide drilling, completion and operation services to the Partnership’s wells.  Although the prices that PDC has charged, and will charge, to the Partnership for the supplies and services provided by PDC and affiliates to the Partnership will be competitive with the prices charged by unaffiliated persons for the same supplies and services, PDC will benefit financially from this relationship.

The Managing General Partner identified material weaknesses…, page 15

10.	Please expand this risk factor to disclose the material weaknesses in internal control over financial reporting that were identified by your managing general partner.

Response: We note your comment and have amended our filing by expanding this risk factor in accordance with the staff’s comment as follows:

PDC’s management assessed the effectiveness of PDC’s internal control over financial reporting as of December 31, 2007, based upon the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, PDC’s management concluded that PDC did not maintain effective internal control over financial reporting as of December 31, 2007 because of the material weaknesses discussed below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of PDC’s annual or interim financial statements will not be prevented or detected on a timely basis.  PDC’s assessment, as of December 31, 2007, identified the following material weaknesses:

•
PDC did not maintain effective controls to ensure the completeness, accuracy, validity and restricted access of certain key financial statement spreadsheets that support all significant balance sheet and income statement accounts.  Specifically, PDC has inadequate controls over:  (1) the security and integrity of the data used in the various spreadsheets, (2) access to the spreadsheets, (3) changes to spreadsheet functionality and the related approval process and documentation, and (4) management’s review of the spreadsheets.  These spreadsheets are used in the financial close and reporting process to perform calculations, generate financial data supporting all significant processes and key manual controls, and to compile information to post entries into the general ledger system.  This control deficiency resulted in an audit adjustment to PDC’s consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of PDC’s financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

•
PDC did not have effective policies and procedures, or personnel with sufficient technical expertise to record derivative activities in accordance with generally accepted accounting principles.  Specifically, PDC’s internal control processes did not ensure the completeness and accuracy of the derivative activities in the fourth quarter.  The lack of documented policies and procedures, and the turnover in key personnel, including ineffective management review process, resulted in an audit adjustment to PDC’s consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of PDC’s derivative financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 18

11.
Please discuss your liquidity and capital resources in the context of your plan of operations for the remainder of your fiscal year.  For example, we note your disclosure at page 32 that you may be required to borrow funds.

Response: We note your comment relating to our plan of operations for the remainder of the fiscal year and have amended our filing by adding the following second sentence in paragraph three:

“Based on current oil and gas prices and prices set by derivatives, and the partnership’s anticipated production, the Partnership expects a positive cash flow from operations for the remainder of 2008.”

Also please note that the last sentence of the second paragraph indicated that no additional funds are expected to be used for drilling activities.

Additionally, please note that in response to the last sentence of your response relating to our disclosure at page 32, that we may be required to borrow funds, the last sentence in liquidity and capital resources indicated that no bank borrowings are anticipated until such time as recompletions of the Codell formation in the Wattenburg field wells are undertaken by the partnership, which is expected to occur in 2011 or later.

Quantitative and Qualitative Disclosures About Market Risk

12.	Please update the disclosure in this section and reference the efficacy of your hedging strategies and net position through the latest period for which financial statements are presented.

Response: We note your comment.  We respectfully inform the staff that the partnership has not designated any of its derivative instruments as hedging instruments and, therefore, recognizes all gains and losses, realized and unrealized, in the statement of operations in the period of change.  We have revised our disclosure to clarify this fact and to further provide the partnership’s position as of the latest period for which financial statements are presented as follows:

“None of the Partnership’s derivative instruments are designated as hedging instruments in accordance with the provision of FAS Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities.  Accordingly, all gains and losses, realized and unrealized, are recognized in the statement of operations in the period of change.  See “Note 2 – Summary of Significant Accounting Policies”, and “Note 3 – Transactions with Managing General Partner and Affiliates” in the notes to the financial statements included in this report for additional disclosure regarding the Partnership’s derivative instruments including, but not limited to, a summary of the open derivative positions as of December 31, 2007.  Changes in the fair value of the Partnership’s share of derivatives are recorded in the statement of operations under oil and gas price risk management.”

Properties, page 23

Oil and Gas Reserves, page 24

13.
We note your disclosure that you used the services of Ryder Scott Company, L.P. for your 2007 reserve report.  Please confirm to us that you obtained permission from such firm to refer in your filing to such expert assistance.

Response:  We note your comment and confirm to you that we have obtained permission from Ryder Scott Company, L.P. to refer to such expert assistance in this filing.

Certain Relationships and Related Transactions, and Director Independence, page 29

Transactions with the Managing General Partner and Affiliates, page 29

14.
Please supplement your disclosure regarding the drilling compensation fees charged and advances to the Managing General Partner.  Disclose, for example, relevant factors considered in determining the 12.6% of total well cost fee that is incurred by the partnership for each well drilled by the Managing General Partner.

Response: We note your comment and have amended our filing by updating the disclosure as follows:

“The drilling compensation percentage of 12.6% was determined prior to formation of the Partnership and disclosed in the offering documents.  The drilling compensation amounts were calculated using this rate in accordance with the offering documents.”

15.	Please state whether these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

Response: We note your comment.  Management believes these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties and are similarly priced to other companies in our industry for the services we provide.

Description of Registrant’s Securities to be Registered, page 36

Liability of General Partners, Including Additional General Partners, page 37

16.
We note your disclosure regarding Petroleum Development Corporation’s agreement to indemnify the additional general partners.  Please expand this disclosure to identify the limitations to such indemnification obligation that are set forth in Section 7.02 of the limited partnership agreement.

Response:  We note your comment and have amended our filing by updating the disclosure as follows:

“…the amounts of obligations, risks, losses, or judgments of the Partnership or the Managing General Partner which exceed the amount of applicable insurance coverage and amounts which would become available from the sale of all Partnership assets.  Such indemnification applies to casualty losses and not to business losses, such as losses incurred in connection with the drilling of an unproductive well, to the extent such losses exceed the Additional General Partners’ interest in the undistributed net assets of the Partnership.  If, on the other hand, such excess obligations are the result of the negligence or misconduct of an Additional General Partner, or the contravention of the terms of the Partnership Agreement by the Additional General Partner, then the foregoing indemnification by the Managing General Partner would be unenforceable as to such Additional General Partner and such Additional General Partner would be liable to all other Partners for damages and obligations resulting therefrom.  (See section 7.02 of the limited partnership agreement).”

Balance Sheet, page F-3

17.	Revise to disclose the components of the partners’ equity pursuant to Rule 5-02.30 and 31 of Regulation S-X.

Response:  We note your comment and have amended our filing by revising the partnership’s balance sheet to reflect the components of partner’s equity.

Statement of Operations, page F-4

18.
We note you have allocated a net income to your general partner while allocating net loss to your investor partners.  Please consider revising to include the disclosure of paragraph 40.a of SFAS 128 for both the general and investor partners’ interest.  In addition, revise to disclose how you are allocating undistributed earnings between the general and investor partners.

Response:  We note your comment and have amended our filing by revising the partnership’s statements of operations to include the disclosure required by paragraph 40a. of SFAS No. 128.  Further, we have revised the Allocation of Partner’s Interest table in Note. 6., Partner’s Equity and Cash Distributions, to the financial statements to align more with the statement of operations and included a reconciliation of the allocation of partners’ interest in the net income for the periods presented.

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

19.
Revise your disclosure to clarify the Managing General Partner’s use of the “net-back” method of accounting for transportation of gas sales.  Please clarify how the general partner’s use of this method impacts your financial statements.

Response:  We note your comment and have amended our filing by revising the sentence to indicate that the partnership uses the Net-back method of accounting for transportation of gas sales.  Also please note that the managing general partner provides all administrative functions for the partnership and markets our gas and oil in the same manner as their own production.  Therefore the partnership has adopted the same method of accounting as the managing general partner

Derivative Financial Instruments, page F-10

20.
Please revise your disclosure to specifically state what valuation methodologies are considered appropriate by the Managing General Partner if pricing information from external sources is not available.

Response:  We respectfully inform the staff that our disclosure in the first two sentences, in paragraph three of Derivative Financial Instructions, page F-10 contained the valuation method employed by the Managing General Partner.  The methodology discussed in the third and fourth sentence was in contemplation of events that have not occurred.  It is currently believed that if pricing information from external sources is not available that the Managing General Partner would utilize a historical pricing approach.  In this regard, we have revised our disclosure by deleting the third and fourth sentence which refer to other valuation methodologies.  In future filings, to the extent applicable, we will provide a discussion of any additional valuation methodologies used by the Managing General Partner.

Note 5.  Costs Related to Oil and Gas Activities, page F-15

21.
Please consider revising to include the disclosures of paragraphs 18 through 23 of SFAS No. 69.  Disclose the partnership’s property acquisition and exploration costs, and provide more specific disclosure on the nature and status of the costs included in the financials statement captions, “Wells in Progress” and “Drilling advances to Managing General Partner”.

Response:  We note your comment.  We believe that the information provided in Note 7, Cost Relating to Oil and Gas Activities meets the disclosure requirements of paragraphs 18 through 23 of SFAS No. 69 relating to property acquisition costs.  The partnership had no exploratory costs to disclose.  Additionally, we have revised the sentence relating to “wells in process” and “Advances to Managing General Partner” to enable the reader to understand both the nature and status of all cost relating to oil and gas properties as follows:

“Wells in progress represents expenditures incurred for wells for which drilling and/or completion activities have commenced but has not been completed.  Drilling advances to Managing General Partner represent prepayments to the Managing General Partner for the development of oil and gas properties for which drilling has not commenced.”

Exhibits

22.
We note that sales to Teppco Crude Oil, L.P. and DCP accounted for 87% and 13% of sales respectively for the period from August 31, 2007 to December 31, 2007.  Consistent with the requirements of Item 601(b) of Regulation S-K, please file these material agreements as exhibits to the registration statement.

Response:  We note your comment and have amended our filing by filing all material contracts for oil and gas sales as exhibits to the registration statement.  The Partnership has submitted a confidential treatment request to the Secretary with respect to various confidential portions of the filed agreements.

23.	Please file as exhibits the final, executed versions of your limited partnership agreement, assignment of leases and drilling and operating agreement.

Response:  We note your comment and have amended our filing by filing the final executed versions of the limited partnership agreement, assignment of leases and drilling and operating agreement as exhibits to the registration statement. The Partnership has submitted a confidential treatment request to the Secretary with respect to various confidential portions of the filed agreements

Engineering Comments

Business, page 1

Plan of Operations, page 1

24.
You indicate that PDC plans to recomplete most of the wells producing from the Codwell formation in the Wattenberg Field in approximately five years but all recompletions have not been successful and the well work will cost about $195,000 per well or one-third the cost of a new well.  It appears that this is a significant cost compared to the total well costs and, therefore, these “behind-pipe” reserves would be more accurately classified as proved undeveloped reserves.  Please revise your document as necessary or tell us why you believe it should not be revised.

Response:  We do not believe that the above disclosure should be revised.  We are not aware of any written guidelines from the SEC which define a “major expenditure” for cost incurred for refracing an existing well or zone and the classification of the additional reserves expected to be produced as proved developed or proved undeveloped.  It is our opinion that refracing expenditures of 33% of the cost of a new well is not “major.”

Based on discussion with our outside reserve engineers, this 33% is not out of line with industry practices based on a survey taken two years ago.

Well Operations, page 2

25.
You state that you believe there are sufficient transmission pipelines and gathering systems for your production, subject to some seasonal curtailment.  Please expand your disclosure to be more specific as to the meaning of “some seasonal curtailment.”  Provide the details of past curtailment periods as to how much production was deferred and the impact on gas prices.

Response: We note your comment and have amended our filing by revising the Gas Pipeline and Transmission paragraph by adding the following:

“This seasonal curtailment typically occurs during July and August as a result of high temperatures, which reduce compressor capacity.  The reduction in production would typically amount to less than five percent of normal monthly production without an effect on pricing.”

Acknowledgements

In connection with this response Petroleum Development Corporation, the Managing General Partner of the Partnership, acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of the filing or in response to your comment on our filing.

We are providing five marked copies of the amendment to expedite your review along with an electronic version which tracks changes from the originally filed version.

If you would like to further discuss any of our responses to the staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6255.  Additionally, in my absence, you may contact David McHenry, Director of Partnerships, at (304) 808-6325.

Respectfully submitted,

Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation,
Managing General Partner of the Registrant